U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                         (CHECK ONE):                       SEC FILE NUMBER

    [X] Form 10-K and Form 10-KSB [ ] Form 20-F                     0-10621
    [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
    For Period Ended:   November 30, 1998
    [ ] Transition Report on Form 10-K                         Cusip Number
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

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            READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE
            PRINT OR TYPE.
               Nothing  in this form shall  be construed to  imply that the
            Commission has verified any information contained herein.
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               If  the notification  relates  to a  portion  of the  filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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                            PART I--REGISTRANT INFORMATION
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                Full Name of Registrant:   American Eco Corporation

               Former Name If Applicable:
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                       11011 Jones Road, Houston, Texas  77070
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           Address of Principal Executive Office (Street and Number), City,
                                  State and Zip Code

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                            PART II--RULES 12B-25(B) AND (C)
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          If  the subject  report could not  be filed  without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                  PART III--NARRATIVE
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          State  below in reasonable detail  the reasons why  Form 10-K and
          10-KSB,  20-F, 11-K,  10-Q and 10-QSB,  N-SAR, or  the transition
          report  or   portion  thereof  could  not  be  filed  within  the
          prescribed period.

                                            (Attach Extra Sheets if Needed)

                                    See Attachment

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                               Part IV--Other Information
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            (1) Name and  telephone number of  person to  contact in regard to this notification

               Michael E. McGinnis         (281)             774-7000
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                  (Name)               (Area Code)      (Telephone Number)

            (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes  [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               American Eco Corporation
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                     (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  February 26, 1999      By:  /s/ Michael E. McGinnis
                                           -----------------------------
                                            Name:  Michael E. McGinnis
                                            Title:  President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                         ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.) 1001).
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

                               American Eco Corporation

                              Attachment to Form 12b-25


          The Registrant will report significant non-recurring charges and reserves for the 1998 fiscal year. These charges and reserves will be approximately $36.3 million and relate primarily to Registrant's prior interest in Dominion Bridge Corporation and write-down of other investments, and severance costs. The preparation of the financial statements has been delayed pending finalization of the charges. On February 25, 1999, the Registrant issued a press release announcing the Fiscal 1998 results and stated therein that the Registrant would report a net loss after all charges of $30.2 million, compared to a net income of $17.4 million for fiscal 1997.